Exhibit 99.1

ENTRÉE GOLD FILES UPDATED PRELIMINARY ECONOMIC ASSESSMENT
FOR THE ANN MASON PROJECT
Vancouver, B.C., October 23, 2015 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") has today filed a National Instrument 43-101 –  Standards of Disclosure for Mineral Projects ("NI 43-101") technical report entitled "Updated Preliminary Economic Assessment on the Ann Mason Project, Nevada, U.S.A." (the "Report"), with an effective date of September 9, 2015 on SEDAR at www.sedar.com.  The Report relates to the updated Preliminary Economic Assessment ("2015 PEA") for its 100%-owned Ann Mason copper-molybdenum porphyry deposit in Nevada announced on September 9, 2015.  A copy of the Report has also been posted on the Company website.
The 2015 PEA was completed independently by AGP Mining Consultants Inc. ("AGP"), Toronto, Amec Foster Wheeler Americas Limited ("Amec Foster Wheeler"), Vancouver and Porcupine Engineering Services Inc. ("PES").  The following "Qualified Persons" as defined by NI 43-101 prepared the Report:  Greg Kulla, P.Geo., Principal Geologist (Amec Foster Wheeler), Peter Oshust, P.Geo., Principal Geologist (Amec Foster Wheeler), Joseph Rosaire Pierre Desautels, P.Geo., Principal Resource Geologist (AGP), Jay Melnyk, P.Eng., Principal Mining Engineer (AGP), Gordon Zurowski, P.Eng., Prinicpal Mining Engineer (AGP), Lyn Jones, P.Eng., Senior Associate Metallurgist (AGP) and Mario Colantonio, P.Eng., Manager/Principal (PES).
ABOUT ENTRÉE GOLD INC.
Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Nevada and Mongolia.  Entrée has been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada.  The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp.
Additionally, as a joint venture partner with a carried interest on a portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a unique opportunity to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies – Rio Tinto.  Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s.
Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major shareholders of Entrée, holding approximately 12%, 11% and 9% of issued and outstanding shares, respectively.
FURTHER INFORMATION
Monica Hamm
Manager Investor Relations
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com